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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       ----------------
                             WASHINGTON, D.C. 20549             SEC FILE NUMBER
                                                                    000-08858
                                   FORM 12b-25                  ----------------
                                                                ----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                        N/A
                                                                ----------------

(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR


         For Period Ended:         FEBRUARY 2, 2008
                          -----------------------------------

               [_]   Transition Report on Form 10-K
               [_]   Transition Report on Form 20-F
               [_]   Transition Report on Form 11-K
               [_]   Transition Report on Form 10-Q
               [_]   Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________

                                    PART I
                            REGISTRANT INFORMATION

THE PENN TRAFFIC COMPANY
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Full Name of Registrant

N/A
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Former Name if Applicable

1200 STATE FAIR BOULEVARD
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Address of Principal Executive Office (Street and Number)

SYRACUSE, NEW YORK 13221-4737
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City, State and Zip Code


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                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant did not complete the preparation of its consolidated financial statements as of February 2, 2008 and for the year then ended due to a required restatement of certain financial information from its two prior fiscal years. Due to these factors, the Registrant was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended February 2, 2008 by 5:30 PM, Eastern Time, on April 17, 2008, which was the due date for such report. The Registrant filed the Annual Report on Form 10-K effective April 18, 2008, which was within the 15-day relief period provided by Rule 12b-25(b)(2)(ii).


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel J. Mahoney                                   315         453-7284
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      (Name)                                    (Area Code) (Telephone Number)

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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                YES [_]  NO [X]

      The Registrant did not file its quarterly reports on Form 10-Q for its first, second and third fiscal quarters during calendar year 2007. The Registrant is in the process of completing the work effort necessary to file these reports.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                YES [X]  NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended Feb. 2, 2008, the Registrant reported a net loss of $41.7 million, or $4.92 per share, compared to $28.0 million, or $3.29 per share, during the same period last year. Fiscal 2008 results included a loss from discontinued operations of $11.3 million and non-recurring charges of $19.6 million for items including: (1) professional fees; (2) closed-store costs; (3) fixed-asset policy change; (4) SEC legal costs; (5) personnel engagement costs; (6) severance; (7) Chapter 11 reorganization costs and (8) a proposed acquisition that was not consummated. Fiscal 2007 results included a loss from discontinued operations of $587,000 and non-recurring charges of $13.7 million.

For the fourth quarter of fiscal 2008, the Registrant reported a net loss of $19.8 million, or $2.34 per share, including a loss from discontinued operations of $8.9 million and $3.6 million of non-recurring charges. For the fourth quarter of fiscal 2007, the company reported a net loss of $15.0 million, or $1.76 per share, including a loss from discontinued operations of $519,000 and $7.5 million of non-recurring charges.

Results reported for fiscal 2007 reflect a restatement. As a result of cancellation of debt in the Chapter 11 proceedings, the Registrant previously entirely eliminated all net operating loss carryforwards and reduced the tax basis of its long-lived assets effective January 29, 2006. During the year ended February 2, 2008, the Registrant corrected the amount of debt forgiveness in the Chapter 11 proceedings that reduced tax attributes which results in an increase aggregating $66 million in the tax basis of its long-lived assets and net operating loss carryforwards.


                            The Penn Traffic Company
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                  (Name of Registrant as Specified in Charter)

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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  APRIL 18, 2008                          By: /s/ Daniel J. Mahoney
                                                   ------------------------
                                                   Daniel J. Mahoney
                                                   SVP, General Counsel